CUSIP No. 189093107	Page 1 of 13 pages

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Closure Medical Corporation
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

189093107
(CUSIP Number)

Direct any Notices and Communications to:
George J. Mazin, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, NY 10112

June 7, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 13 Pages

CUSIP No. 189093107	Page 2 of 13 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ENDOWMENT CAPITAL, L.P. 77-0621714
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 189093107	Page 3 of 13 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

LONG DRIVE, L.P. 84-1639266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 189093107	Page 4 of 13 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ENDOWMENT CAPITAL GROUP, LLC 77-0621719
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 189093107	Page 5 of 13 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ENDOWMENT MANAGEMENT, LLC 04-3771199
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 189093107	Page 6 of 13 pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

PHILIP TIMON ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 189093107	Page 7 of 13 pages

ITEM 1.	(a).	Name of Issuer: CLOSURE MEDICAL CORPORATION

	(b).	Address of Issuer's Principal Executive Offices:

5250 GREENS DAIRY ROAD RALEIGH, NORTH CAROLINA 27616

	(c).	Title of Class of Securities: Common Stock

	(d).	CUSIP Number: 189093107

ITEM 2.	This Statement is being filed jointly by each of the following persons:

(i)	Endowment Capital, L.P., is a Delaware limited partnership

("Endowment"), which is engaged in the private investment fund business. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. Endowment has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Endowment been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

(ii)	Long Drive, L.P., a Delaware limited partnership ("Long Drive"),

which is engaged in the private investment fund business. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. Long Drive has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Long Drive been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

(iii)	Endowment Capital Group, LLC, a Delaware limited liability

company, which serves as general partner to Endowment and Long Drive (the "General Partner"), and is engaged in the business of managing the business affairs of each. The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. The General Partner has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has the General Partner been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

(iv)	Endowment Management, LLC, a Delaware limited liability

company, which serves as investment manager to Endowment and Long Drive (the "Manager"). The address of its principal business office is 1105 North Market Street, 15th Floor, Wilmington, DE 19801. The Manager has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has the Manager been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the past five years; and

CUSIP No. 189093107	Page 8 of 13 pages

(v)	Mr. Philip Timon, whose business address is 1105 North Market

Street, 15th Floor, Wilmington, DE 19801, who serves as the managing member of the General Partner and the Manager, and in such capacity is principally responsible for the management of the affairs of Endowment, Long Drive, the General Partner and the Manager. Mr. Timon has not, during the past five years, been convicted in a criminal proceeding of any nature whatsoever, nor has Mr. Timon been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years. Mr. Timon is a United States citizen.

Endowment, Long Drive, the General Partner, the Manager, and Philip Timon

are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons". The Reporting Persons have previously filed a Schedule 13D on April 29, 2005 (the "Initial 13D") to reflect the ownership of certain shares of the Issuer, which is incorporated herein by reference. The Issuer has been acquired by Johnson & Johnson and consequently, the Reporting Persons no longer have beneficial ownership of any of the Issuer's shares reported on the Initial 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons no longer have an interest in any shares of the Issuer.

ITEM 4.	Purpose of Transaction.

See the Initial 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a).	Aggregate shares held by each Reporting Person

	Endowment Capital, L.P.	0
	Long Drive, L.P.	0
	Endowment Capital Group, LLC[1]	0
	Endowment Management, LLC[2]	0
	Philip Timon[3]	0

-----------------------------------

1.      Endowment Capital Group, LLC is the General Partner of Endowment Capital, L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon.

2.      Endowment Management, LLC is the investment manager of Endowment Capital, L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

3.      Philip Timon as the managing member is deemed to possess a controlling interest in Endowment Management, LLC and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

CUSIP No. 189093107	Page 9 of 13 pages

Percentage of class:

Endowment Capital, L.P.	0%
Long Drive, L.P.	0%
Endowment Capital Group, LLC	0%
Endowment Management, LLC	0%
Philip Timon	0%

(b).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

	(i)	Endowment Capital, L.P.	0
	(ii)	Long Drive, L.P.	0
	(iii)	Endowment Capital Group, LLC	0
	(iv)	Endowment Management, LLC	0
	(v)	Philip Timon	0

	(2)	Shared power to vote or to direct the vote:

	(i)	Endowment Capital, L.P.	0
	(ii)	Long Drive, L.P.	0
	(iii)	Endowment Capital Group, LLC	0
	(iv)	Endowment Management, LLC	0
	(v)	Philip Timon	0

	(3)	Sole power to dispose or to direct the disposition of :

	(i)	Endowment Capital, L.P.	0
	(ii)	Long Drive, L.P.	0
	(iii)	Endowment Capital Group, LLC	0
	(iv)	Endowment Management, LLC	0
	(v)	Philip Timon	0

CUSIP No. 189093107	Page 10 of 13 pages

(4)	Shared power to dispose or to direct the disposition of:

(i)	Endowment Capital, L.P.	0
(ii)	Long Drive, L.P.	0
(iii)	Endowment Capital Group, LLC	0
(iv)	Endowment Management, LLC	0
(v)	Philip Timon	0

(c).           Transactions in Securities of the Issuer during the past 60 days.

The following transactions are sales that were effected on the open market during the past 60 days:

Reporting Person	Date	# of Shares	Price per Share ($)

Endowment	May 4, 2005	4,071	26.9440
Long Drive	May 4, 2005	1,439	26.9440
Endowment	May 5, 2005	6,457	26.9400
Long Drive	May 5, 2005	3,643	26.9400
Endowment	May 6, 2005	13,040	26.9403
Long Drive	May 6, 2005	7,360	26.9403
Endowment	May 9, 2005	6,520	26.9400
Long Drive	May 9, 2005	3,680	26.9400
Endowment	May 10, 2005	9,383	26.9400
Long Drive	May 10, 2005	5,297	26.9400
Endowment	May 11, 2005	23,649	26.9327
Long Drive	May 11, 2005	13,351	26.9327
Endowment	May 13, 2005	4,535	26.9404
Long Drive	May 13, 2005	2,560	26.9404
Endowment	May 16, 2005	24,077	26.9408
Long Drive	May 16, 2005	13,591	26.9408
Endowment	May 23, 2005	12,782	26.9503
Long Drive	May 23, 2005	7,218	26.9503
Endowment	May 24, 2005	23,498	26.9504
Long Drive	May 24, 2005	13,267	26.9504
Endowment	June 7, 2005	612,537	27.0000
Long Drive	June 7, 2005	345,777	27.0000

CUSIP No. 189093107	Page 11 of 13 pages

ITEM 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships in place among any of the Reporting Persons with respect to the Securities of the Issuer. The General Partner serves as the General Partner to both Endowment and Long Drive. The Manager serves as the investment manager to both Endowment and Long Drive. Each of the General Partner and the Manager are subject to the overall control of the managing member, Philip Timon, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares. Thus, the Reporting Persons could be deemed a "group" pursuant to Rule 13d-1(k) of Regulation 13D-G; however, the Reporting Persons neither admit nor deny that any such group exists. Nothing in this Schedule 13D shall be deemed an admission by any of the Reporting Persons that such person is a "beneficial owner" of the securities covered by this Schedule 13D.

CUSIP No. 189093107	Page 12 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDOWMENT CAPITAL, L.P.

Date: June 9, 2005	By /S/ Philip Timon Philip Timon, managing member of Endowment Capital Group, LLC, general partner

LONG DRIVE, L.P.

Date: June 9, 2005	By /S/ Philip Timon Philip Timon, managing member of Endowment Capital Group, LLC, general partner

ENDOWMENT CAPITAL GROUP, LLC

Date: June 9, 2005	By /S/ Philip Timon Philip Timon, managing member

ENDOWMENT MANAGEMENT, LLC

Date: June 9, 2005	By /S/ Philip Timon Philip Timon, managing member

PHILIP TIMON

Date: June 9, 2005	/S/ Philip Timon

CUSIP No. 189093107	Page 13 of 13 pages

EXHIBIT 1 -- AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 9th day of June, 2005.

ENDOWMENT CAPITAL, L.P.

Date: June 9, 2005	By /S/ Philip Timon Philip Timon, managing member of Endowment Capital Group, LLC, general partner

LONG DRIVE, L.P.

Date: June 9, 2005	By /S/ Philip Timon Philip Timon, managing member of Endowment Capital Group, LLC, general partner

ENDOWMENT CAPITAL GROUP, LLC

Date: June 9, 2005	By /S/ Philip Timon Philip Timon, managing member

ENDOWMENT MANAGEMENT, LLC

Date: June 9, 2005	By /S/ Philip Timon Philip Timon, managing member

PHILIP TIMON

Date: June 9, 2005	By /S/ Philip Timon